June 5, 2014

VIA EDGAR AND UPS

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attn:	Pamela Long, Assistant Director

Era Anagnosti, Staff Attorney

Kamyar Daneshvar, Staff Attorney

Re:	Century Communities, Inc.

Amendment No. 3 to Registration Statement on Form S-1

File No. 333-195678

Dear Ms. Long:

Century Communities, Inc., a Delaware corporation (the “Company”), is filing today via EDGAR Amendment No. 3 (“Amendment No. 3”) to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), including the exhibits indicated therein. We are providing to the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission six copies of Amendment No. 3 and the exhibits filed therewith, five copies of which have been marked to show the changes from Amendment No. 2 to the Registration Statement filed via EDGAR on May 30, 2014.

On behalf of the Company, this letter responds to the comment of the Staff concerning the Registration Statement, as set forth in the letter dated June 4, 2014 (the “Comment Letter”) addressed to Mr. Dale Francescon of the Company. For your convenience, we have repeated your comment and provided the response of the Company in bold. Please note that the reference to page F-35 refers to the page in the marked version of Amendment No. 3.

Century Communities, Inc. Consolidated Financial Statements, page F-1

Note 15. Subsequent Events, page F-35

1.	We note you revised your preliminary purchase price allocation in Note (a) on page F-63 of your unaudited pro forma condensed consolidated financial statements. It appears to us that the preliminary purchase price allocations should be consistent. Please clarify or revise.

The Company has revised the table under “Notes to Unaudited Condensed Consolidated Financial Statements, March 31, 2014—15. Subsequent Events” (page F-35) to make it consistent with the preliminary purchase price allocations in Note (a) of the Company’s Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

U.S. Securities and Exchange Commission

June 5, 2014

We thank the Staff for its courtesies. If the Staff needs any additional information or has any questions regarding the foregoing response, please do not hesitate to contact the undersigned at (310) 568-3856 or William Wong at (310) 586-7858.

Sincerely,

/s/ Mark J. Kelson

Mark J. Kelson

cc:	Dale Francescon, Century Communities, Inc.

Robert Francescon, Century Communities, Inc.

David Messenger, Century Communities, Inc.

William Wong, Esq., Greenberg Traurig, LLP

Howard Adler, Esq., Gibson, Dunn & Crutcher LLP